

June 24, 2022

Conrad Huss
Chief Executive Officer
Cruzani, Inc.
99 Wall Street
Suite 891
New York New York 10005

> **Re: Cruzani, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed April 25, 2022**
> **Form 8-K Filed May 10, 2022**
> **File No. 000-54624**

Dear Mr. Huss:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 10, 2022

Item 1.01 Entry Into a Material Definitive Agreement , page 2

1. We note on May 4, 2022 you entered into an Agreement and Plan of Merger to purchase the shares Bowmo, Inc. in exchange for shares of your Series G Preferred Stock representing 78% of your total voting equity. As a result of the merger transaction, Bowmo shareholders became majority shareholders of Cruzani, Inc. In this regard, please explain why an Item 2.01 and the related financial statements under Item 9.01 Form 8-K were not filed. As part of your response, tell us how you have complied with Form 8-K reporting requirements.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Andi Carpenter at 202-551-3645 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing